Slopestyle Corporation

1111 Hughes Court

Wylie, Texas 75098

(972) 442-4314

August 10, 2006

Ms. Peggy Kim

Mr. Scott Anderegg

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

RE:

Slopestyle Corporation

Form SB-1

File No. 333-132082

Dear Ms. Kim and Mr. Anderegg:

Following are responses to your comment letter dated July 31 and August 2, 2006.

Cover Page of Prospectus

1.

We have revised to leave the date of the Prospectus blank (page 1)

2.

We have included an escrow agreement with a bank and changed the Registration Statement accordingly (pages 1 and 9) The Escrow Agreement has been filed as an Exhibit

Summary Financial Data

3.

This section has been updated to include December 31, 2005 and June 30, 2006 (page 2) The updated operations data presented here has also been updated throughout the document

Dilution

4.

Dilution table has been updated to reflect dilution as of June 30, 2006 (page 7 - 8)

Capitalization

5.

This section has been updated through June 30, 2006 (page 22)

Financial Statements

6.

Financial Statements for the interim period six months ended June 30, 2006 have been included

Exhibits

7.

Updated auditors’ consent are included with the filing.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/  Reed T. Buley

Reed T. Buley

President